 1-A/A LIVE 0001706184 XXXXXXXX 024-10749 ASPYRON INC WY 2015 0001706184 2834 47-4452559 0 3 763 Linden Ave. Suite 2 Rochester NY 14625 941-544-4148 David Olund Other 170.00 0.00 0.00 0.00 170.00 23325.00 0.00 23325.00 -23155.00 170.00 0.00 6231.00 0.00 -6231.00 0.00 0.00 Freed Maxick Common Equity 22500000 None None Preferred Equity 1250000 None None None 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 2500000 22500000 0.4000 1000000.00 0.00 0.00 0.00 1000000.00 0.00 0.00 0.00 Freed Maxick 6500.00 Michael Williams Esq. 36000.00 0.00 0.00 950000.00 An additional $7,500.00 in miscellaneous offering expenses is added for which no category is listed above. true AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY false Aspyron Inc Common Stock 22500000 0 $225.00 at $.00001 per share Aspyron Inc Preferred Stock Series B 1250000 0 $ .00001 per share = $12.50 TOTAL Paid Section 4(a)2